Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

Table of Contents

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
Ryder System, Inc. 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ryder System, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2013 and December 31, 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Miami, Florida
June 4, 2014

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2013	2012
Assets
Investments (at fair value):
Mutual funds	$528,685,536	$421,163,550
Fixed income securities	165,494,740	174,464,832
Common collective trusts	192,716,926	146,627,121
Ryder System, Inc. common stock	102,310,211	76,812,961
Short-term money market instruments	3,676,400	2,844,902
Wrapper contracts	37,755	206,361
Total investments	992,921,568	822,119,727
Receivables:
Notes receivable from participants	32,084,934	29,700,138
Participant contributions	331,048	1,283,147
Employer contributions	268,964	1,091,743
Due from broker	732,951	663,472
Total receivables	33,417,897	32,738,500

Total assets	1,026,339,465	854,858,227

Liabilities
Due to broker	211,377	489,500
Other liabilities	53,376	47,470

Total liabilities	264,753	536,970

Net assets available for plan benefits (at fair value)	$1,026,074,712	$854,321,257

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,857,081)	(3,195,500)

Net assets available for plan benefits (at contract value)	$1,024,217,631	$851,125,757

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$152,577,809	$59,320,603
Dividends	27,840,183	11,396,337
Interest	2,102,559	2,925,310
Net investment income	182,520,551	73,642,250

Interest income on notes receivable from participants	993,150	956,855

Contributions:
Employer	26,713,307	25,736,485
Participants	38,904,343	37,959,188
Participant rollovers	5,242,777	4,311,712
Total contributions	70,860,427	68,007,385

Total additions	254,374,128	142,606,490

Deductions from net assets attributed to:
Benefits paid to plan participants	86,838,876	69,998,414
Administrative expenses	1,379,751	1,275,785
Total deductions	88,218,627	71,274,199

Net increase	166,155,501	71,332,291

Transfer in from other plans	6,936,373	0

Net assets available for plan benefits:
Beginning of year	851,125,757	779,793,466
End of year	$1,024,217,631	$851,125,757

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. (“Company”) and its subsidiaries that have adopted the Plan are immediately eligible to participate in the Plan. However, the following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions

Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, b) IRS limit of $17,500 and $17,000 for 2013 and 2012, respectively, or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,500 in addition to the IRS limit of $17,500 and $17,000 for the years ended December 31, 2013 and 2012, respectively. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty-five investment options and may direct the recordkeeper to transfer among investment options on a daily basis.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

The Plan was amended on July 1, 2011 to include employees (SDS/DCC employees) acquired through the Scully Distribution Services, Inc. acquisition. Acquired SDS/DCC employees are eligible to participate in the Plan and will be credited with service earned while employed by the Scully companies. Once eligibility for employer matching contribution has been met, this group of employees, and newly hired employees and employees that transfer into these operations will be eligible to receive a 30% Company match of participant contributions up to 5% of eligible pay.

For field hourly employees of RIL, the Company will make a basic contribution of $400 pro-rated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. Acquired TLC employees eligible to participate in the Plan and were deemed to have met the requirements to be immediately eligible to receive employer matching contributions. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the employer matching contributions.

The Company may make a discretionary contribution for salaried and non-salaried employees, other than RIL employees. This discretionary contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2013 and 2012, the Company did not make any discretionary contributions.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2013 and 2012, employer contributions were reduced by $1,236,051 and $740,607, respectively, from forfeited nonvested accounts. At December 31, 2013 and 2012, forfeited nonvested accounts available to reduce future employer contributions totaled $1,394 and $43,472, respectively.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2013 and 2012, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 70 ½. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. Accordingly, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock are recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants.

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.    Fair Value Measurements

The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1    Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs for the asset or liability. These inputs reflect the Plan’s own assumption about the assumptions a market participant would use in pricing the asset or liability.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. There have been no changes in the methodologies at December 31, 2013 and 2012.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the Plan assets that are measured at fair value, on a recurring basis, and the levels of inputs used to measure fair value:

	Fair Value Measurements
	At December 31, 2013

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$366,488,551	$0	$0	$366,488,551
International growth funds	60,260,704	0	0	60,260,704
Index funds	61,092,049	0	0	61,092,049
Fixed income funds	40,844,232	0	0	40,844,232
	528,685,536	0	0	528,685,536

Synthetic guaranteed investment contracts:
Fixed income securities	0	165,494,740	0	165,494,740
Wrapper contracts	0	0	37,755	37,755
	0	165,494,740	37,755	165,532,495

Common collective trusts	0	192,716,926	0	192,716,926
Ryder System, Inc. common stock	102,310,211	0	0	102,310,211
Short-term money market instruments	3,676,400	0	0	3,676,400
Total investments at fair value	$634,672,147	$358,211,666	$37,755	$992,921,568

	Fair Value Measurements
	At December 31, 2012

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$276,566,871	$0	$0	$276,566,871
International growth funds	51,300,418	0	0	51,300,418
Index funds	41,392,823	0	0	41,392,823
Fixed income funds	51,903,438	0	0	51,903,438
	421,163,550	0	0	421,163,550

Synthetic guaranteed investment contracts:
Fixed income securities	0	174,464,832	0	174,464,832
Wrapper contracts	0	0	206,361	206,361
	0	174,464,832	206,361	174,671,193

Common collective trusts	0	146,627,121	0	146,627,121
Ryder System, Inc. common stock	76,812,961	0	0	76,812,961
Short-term money market instruments	2,844,902	0	0	2,844,902
Total investments at fair value	$500,821,413	$321,091,953	$206,361	$822,119,727

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2013, there were no transfers in or out of Levels 1, 2 and 3.

The following tables set forth a summary of the changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2013 and 2012:

		December 31, 2013
		Wrapper
		Contracts	Total

Beginning balance at January 1, 2013		$206,361	$206,361
Unrealized losses		(168,606)	(168,606)
Sales		0	0
Net transfers out of Level 3		0	0
Ending balance at December 31, 2013		$37,755	$37,755

	December 31, 2012
	Fixed income	Wrapper
	securities	Contracts	Total

Beginning balance at January 1, 2012	$128,340	$289,660	$418,000
Unrealized gains (losses) relating to instruments held at December 31, 2012	(1,283)	(83,299)	(84,582)
Sales	(88,788)	0	(88,788)
Net transfers out of Level 3	(38,269)	0	(38,269)
Ending balance at December 31, 2012	$0	$206,361	$206,361

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Plan Benefits.

The following is a description of the valuation methodologies used as well as the level of input used to measure fair value.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (NAV) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Synthetic guaranteed investment contracts (“GICs”): are stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying investment contract (Fixed income securities) and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

or death, or participant-directed transfers, in accordance with the terms of the Plan. The fair value of the wrapper contracts is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

The investment contract includes a variety of investment grade government and corporate debt securities. The government and corporate debt securities are not actively traded and fair values are estimated using bids provided by brokers, dealers or quoted prices of similar securities with similar characteristics or pricing models and have been classified within Level 2 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The fund’s fair value is measured as the fair value of the ownership interest in the fund. Since the units of the trusts are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

Short-term money market instruments: are stated at NAV. The short-term money market instruments are invested in the Colchester Street Fund - Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and were therefore classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.    Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 2013 and 2012:

	2013	2012

Ryder System, Inc. common stock,1,386,693 and 1,538,413 shares, respectively	$102,310,211	$76,812,961

Fidelity Contrafund K, 1,154,835 and 0 shares respectively	$110,945,039	$0

Fidelity Growth Co. K 1,371,132 and 0 shares respectively	$164,138,238	$0

JP Morgan Equity Income Select Fund, 5,027,971 and 4,902,985 shares, respectively	$65,615,027	$50,451,712

MFS Institutional International Equity Fund, 2,487,561 and 2,509,876 shares, respectively	$55,796,003	$48,315,115

During the years ended December 31, 2013 and 2012, the Plan's investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Mutual funds	$94,393,011	$48,802,864
Common collective trusts	23,454,149	14,362,767
Ryder System, Inc. common stock	34,730,649	(3,845,028)
	$152,577,809	$59,320,603

5.    Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In general, the wrap issuers may terminate the contract at fair value if there is a change in the qualification status of the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, if the contract holder assigns its interest in the contract without permission, if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed, or the contract holder engages in fraud or deceit related to the wrap contract.

The average yield earned by the Plan for all investments held by the Interest Income Fund was approximately 0.9% and 1.4% for the year ended December 31, 2013 and 2012, respectively. The average yields earned by the Plan for all investments held by the Interest Income Fund based on the actual interest rates credited to participants was approximately 0.8% and 1.2% for the year ended December31, 2013 and 2012, respectively.

6.    Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-three participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

7.     Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,386,693 and 1,538,413 shares at December 31, 2013 and 2012, respectively), and recorded dividend income ($1,878,656 and $1,907,998 in 2013 and 2012, respectively), net realized gains on sale ($8,180,466 and $3,796,964 in 2013 and 2012, respectively) and net unrealized appreciation (depreciation) in value of these securities ($26,550,183 and ($7,641,922) in 2013 and 2012, respectively). Accordingly, these shares qualify as a party-in-interest.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $763,784 and $729,790 for the years ended December 31, 2013 and 2012, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

8.     Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

9.     Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated September 23, 2013 has been obtained from the Internal Revenue Service.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

10.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012

Net assets available for plan benefits per the financial statements	$1,024,217,631	$851,125,757
Adjustment for fair value of fully benefit-responsive
investment contracts	1,857,081	3,195,500
Net assets available for plan benefits per the Form 5500	$1,026,074,712	$854,321,257

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2013	2012

Total additions per the financial statements	$254,374,128	$142,606,490
Prior year adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(3,195,500)	(3,884,754)
Current adjustment from fair value to contract value
for fully benefit-responsive investment contracts	1,857,081	3,195,500
Total income per the Form 5500	$253,035,709	$141,917,236

11. Plan Transfers

During 2013, assets of $6,936,373 were transferred into the Plan related to the acquisition of a certain group of employees. There were no transfers into or out of the Plan during 2012.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	0	0.042%	**	$2,945,189
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	0	0.030%	**	731,211
	Total Short-Term Money Market Instruments				3,676,400

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:

	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	0	0.8100%	**	3,196,588
	AT&T INC	5/15/2016	2.9500%	**	734,610
	AT&T INC	12/1/2015	0.8000%	**	175,672
	ABBEY NATL	11/10/2014	3.8750%	**	475,074
	AMERICAN EXP MTN	7/29/2016	1.3000%	**	172,237
	AMERICAN HONDA	10/7/2016	1.1250%	**	170,106
	AMER HONDA	2/27/2015	1.4500%	**	202,866
	ANHEUSER BUSCH	7/15/2015	0.8000%	**	357,068
	APPLE INC	5/3/2016	0.4500%	**	417,229
	AUSTRALIA & NZ BK	2/12/2016	0.9000%	**	341,785
	AUSTRALIA & NZ	5/15/2018	1.4500%	**	242,291
	BG ENERGY	10/15/2016	2.8750%	**	209,979
	BP CAP MARKETS	10/1/2015	3.1250%	**	252,614
	BANK OF AMER NA	11/14/2016	1.1250%	**	852,150
	BANK AMER	4/1/2015	4.5000%	**	15,861
	BANK AMER FDG	9/1/2015	3.7000%	**	227,394
	BK NOVA SCOTIA	7/15/2016	1.3750%	**	864,619
	BANK TOKYO-MTS	9/9/2016	1.5500%	**	456,348
	BERKSHIRE HATH FIN	5/15/2017	1.6000%	**	171,922
	BERKSHIRE HATHAWAY	2/11/2016	0.8000%	**	341,290
	CATER FINL SVC MTN FRN	2/26/2016	0.4744%	**	380,532
	CHEVRON CORP NE	12/5/2017	1.1040%	**	317,967
	CHEVRON CORP	6/24/2016	0.8890%	**	72,183
	CITIGROUP	8/12/2014	6.3750%	**	850,822
	CITIGROUP INC.	3/2/2015	2.6500%	**	360,165
	COMMONWEALTH NY	3/16/2015	1.9500%	**	276,048
	CON EDISON NY	4/1/2014	5.5500%	**	173,377

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	RABOBNK NEDRLD MTN	10/13/2015	2.1250%	**	111,281
	DAIMLER FIN	9/15/2014	1.8750%	**	354,960
	DAIMLER FINA NA	4/10/2015	1.6500%	**	171,948
	DAIMLER FIN NOR	7/31/2015	1.3000%	**	381,268
	FHLM ARM #847126	3/1/2033	2.8230%	**	547
	FHLG 15YR #E98688	8/1/2018	4.5000%	**	78,851
	FHLG 15YR #E99205	9/1/2018	4.5000%	**	28,657
	FHLG 15YR #E99833	10/1/2018	4.5000%	**	39,149
	FHLM ARM #847584	1/1/2036	2.4800%	**	13,325
	FHLM ARM #848084	1/1/2035	2.3730%	**	8,289
	FHLM ARM #1J0005	8/1/2035	2.5290%	**	10,978
	FHLG 15YR #G13596	7/1/2024	4.0000%	**	470
	FHLG 15YR #G13598	4/1/2020	5.0000%	**	150,555
	FHLG 15YR #G14376	9/1/2025	4.0000%	**	377
	FHLG 15YR #G18312	6/1/2024	4.0000%	**	563
	FHLG 15YR #G05815	7/1/2035	5.5000%	**	55,933
	FHLM ARM #1J1228	11/1/2035	2.2680%	**	45,675
	FHLG 10YR #J16393	8/1/2021	3.0000%	**	114,604
	FHLG 10YR #J16442	8/1/2021	3.0000%	**	102,681
	FHLM ARM #1N0063	10/1/2035	3.0640%	**	6,397
	FHLM ARM #1B8124	5/1/2041	3.6950%	**	37,262
	FHLM ARM #1B8179	4/1/2041	3.2300%	**	26,644
	FHLM ARM #1B8304	5/1/2041	3.4650%	**	28,211
	FHLM ARM #1B8372	6/1/2041	3.6220%	**	38,213
	FHLM ARM	6/1/2041	3.2500%	**	27,893
	FHLM ARM #1B8533	8/1/2041	2.9540%	**	86,528
	FHLM ARM #1B8608	9/1/2041	3.1130%	**	51,208
	FHLM ARM #1B8659	9/1/2041	3.2360%	**	14,766
	FHLG #G01665	3/1/2034	5.5000%	**	82,940
	FHLG 15YR #E02787	9/1/2025	4.0000%	**	146,417
	FHLG 15YR #E02867	4/1/2026	4.0000%	**	79,147
	FHLG 15YR #B10931	11/1/2018	4.5000%	**	24,096
	FHLM ARM #848185	8/1/2036	2.5120%	**	21,927
	FHR 2313 C	5/15/2031	6.0000%	**	19,677
	FNMA	12/19/2014	0.7500%	**	738,140
	FNMA	7/2/2015	0.5000%	**	1,188,770
	FNMA	9/28/2015	0.5000%	**	3,510,705
	FNMA	8/26/2016	0.6250%	**	4,632,982
	FHLMC	11/25/2014	0.7500%	**	6,612,681
	FHLMC	5/12/2017	1.2500%	**	588,805
	FNMA 15YR #253633	1/1/2016	6.5000%	**	2,459
	FNMA #310105	11/1/2034	5.5000%	**	450,845

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value
				Cost	Value
	FNMA ARM #AI3469	7/1/2041	3.2240%	**	39,938
	FNMA ARM #AI4358	8/1/2041	3.0320%	**	30,385
	FNMA ARM #AI6050	7/1/2041	3.5450%	**	33,450
	FNMA ARM #AI6819	10/1/2041	3.3480%	**	14,275
	FNMA ARM #AI9813	9/1/2041	2.9590%	**	16,422
	FNMA ARM #AJ3399	10/1/2041	3.0930%	**	20,056
	FNMA ARM #AH5259	8/1/2041	2.7340%	**	156,825
	FNMA 15YR #AL1741	5/1/2027	3.5000%	**	785
	FNMA 15YR #AL1751	5/1/2027	3.5000%	**	119
	FNMA 15YR #AO2244	6/1/2042	2.5360%	**	35,255
	FNMA 15YR #545725	6/1/2017	7.0000%	**	9,252
	FNMA 15YR #555532	12/1/2017	7.0000%	**	13,004
	FNMA 20YR #555867	11/1/2023	5.5000%	**	63,428
	FNMA ARM #555923	7/1/2036	2.2910%	**	18,930
	FNMA 15YR #619196	2/1/2016	7.0000%	**	651
	FNMA 15YR #637071	3/1/2017	6.5000%	**	20,327
	FNR 2008-95 AD	12/25/2023	4.5000%	**	151,932
	FNMA	10/26/2015	1.6250%	**	1,234,866
	FNMA ARM #695019	2/1/2033	1.8850%	**	3,137
	FNMA ARM #703915	5/1/2033	2.2770%	**	1,781
	FNMA 15YR #734729	9/1/2018	4.0000%	**	50,621
	FNMA ARM #735011	11/1/2034	2.2470%	**	36,844
	FNMA 15YR #745278	6/1/2019	4.5000%	**	44,088
	FNMA ARM #746320	10/1/2033	2.4210%	**	6,339
	FNMA ARM #754672	10/1/2033	1.9290%	**	2,982
	FNMA ARM #755148	10/1/2033	1.8500%	**	7,825
	FNMA ARM #801635	7/1/2034	2.2300%	**	2,873
	FNMA ARM #802852	12/1/2034	2.4270%	**	35,893
	FNMA ARM #815586	3/1/2035	2.3320%	**	2,678
	FNMA ARM #816322	3/1/2035	2.0500%	**	854
	FNMA ARM #823810	6/1/2035	2.5880%	**	9,591
	FNMA ARM #826362	7/1/2035	2.3030%	**	52,676
	FNMA ARM #834917	7/1/2035	1.9400%	**	2,100
	FNMA ARM #843013	12/1/2034	1.9100%	**	4,803
	FNMA ARM #847787	10/1/2035	2.0560%	**	4,219
	FNMA ARM #886983	6/1/2036	2.3030%	**	4,746
	FNMA 15YR #888653	7/1/2020	4.5000%	**	20,074
	FNMA ARM #889946	5/1/2035	2.3260%	**	52,987
	FNMA ARM #995017	2/1/2035	2.3620%	**	442,892
	FNMA ARM #995272	5/1/2035	2.3990%	**	3,786
	FNMA ARM #995273	7/1/2035	2.4070%	**	19,765
	FNMA ARM #995414	7/1/2035	2.3690%	**	50,500
		(c)

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	FNMA ARM #995415	10/1/2035	2.3240%	**	155,407
	FNMA ARM #995606	11/1/2036	2.4570%	**	55,628
	FNMA ARM #995609	4/1/2035	2.5220%	**	20,760
	FNMA ARM #AD0066	12/1/2033	2.3610%	**	80,265
	FNMA ARM #AD0710	11/1/2036	2.4200%	**	8,117
	FNMA ARM #AD0820	3/1/2040	3.4960%	**	53,989
	FNMA ARM #AD1555	3/1/2040	3.5900%	**	64,112
	FNMA ARM #AE6806	11/1/2040	2.9490%	**	14,346
	GNMA ARM #737261	5/15/2025	4.0000%	**	503
	GNMA ARM #676681	6/15/2025	4.0000%	**	764
	GE CORP	10/9/2015	0.8500%	**	185,215
	GE CAP MTN	6/29/2015	3.5000%	**	131,521
	GE CAP CORP	11/9/2015	2.2500%	**	861,206
	GENERAL ELEC	5/9/2016	2.9500%	**	18,921
	GENERAL ELEC MTN3	10/17/2016	3.3500%	**	1,000,728
	GENERAL ELEC CAP	1/8/2016	1.0000%	**	210,516
	GENERAL ELE CAP CR	7/12/2016	1.5000%	**	65,123
	GOLDMAN SACHS MTN	8/1/2015	3.7000%	**	15,851
	GOLDMAN SACH MTN	11/23/2015	1.6000%	**	658,084
	GOLDMAN SACH GRP	5/3/2015	3.3000%	**	362,475
	GSINC	1/22/2018	2.3750%	**	174,381
	GOLDMAN SAC GRP	2/7/2016	3.6250%	**	478,765
	HSBC USA INC	2/13/2015	2.3750%	**	169,863
	HSBC USA INC	1/16/2018	1.6250%	**	152,932
	HSBC BANK	5/24/2016	3.1000%	**	892,985
	HSBC	5/15/2018	1.5000%	**	195,583
	INTERCONT EXCH	10/15/2018	2.5000%	**	118,474
	IBRD	4/15/2016	0.5000%	**	1,108,415
	JPMC CO MTN	3/20/2015	1.8750%	**	1,244,947
	JPMORGAN CHASE	10/15/2015	1.1000%	**	653,989
	KEYBANK NATL	2/1/2018	1.6500%	**	247,461
	KEY BANK	11/25/2016	1.1000%	**	799,101
	MERCK & CO INC	1/15/2016	2.2500%	**	177,364
	MERRILL LYNCH	7/15/2014	5.4500%	**	111,415
	MET LIFE GLBL 2.5	9/29/2015	2.5000%	**	673,606
	MET LIFE GLBL FD	1/9/2015	2.0000%	**	350,801
	MICROSOFT CORP	11/15/2017	0.8750%	**	51,232
	MIZUHO CORP BK	10/17/2017	1.5500%	**	259,729
	MIZUHO CORP	3/21/2018	1.8500%	**	244,839
	MORGAN STANLEY	7/28/2014	2.8750%	**	211,184
	MORGAN STANLEY	5/13/2014	6.0000%	**	308,121
	NCUA GTD NTS MA	6/12/2015	1.4000%	**	243,880

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	NATIONAL AUSTR NY BR	3/9/2015	2.0000%	**	184,314
	NATIONAL AUSTR	8/7/2015	1.6000%	**	361,909
	NEW YORK LIFE	10/30/2017	1.3000%	**	417,011
	NORDEA BK AG	5/13/2016	0.8750%	**	199,226
	NEF 2005-1 A5	10/30/2045	0.9854%	**	57,007
	PNC BK NA	10/3/2016	1.3000%	**	353,476
	PACCAR FIN CORP	8/16/2016	1.1500%	**	402,784
	PHILIP MORS INT	5/16/2016	2.5000%	**	270,622
	PRICOA GLOBAL	11/25/2016	1.1500%	**	849,356
	RIO TINTO FIN	8/21/2017	1.6250%	**	264,332
	RIO TINTO FIN	6/17/2016	1.3750%	**	273,333
	ROYAL BK CAN GL	3/8/2016	0.8500%	**	450,549
	ROYAL BK CDA GLB	10/30/2015	0.8000%	**	351,337
	ROYAL BANK CAN	9/9/2016	1.4500%	**	305,555
	SANOFI AVENTIS	3/29/2016	2.6250%	**	193,603
	SHERWIN WILLIAM	12/15/2017	1.3500%	**	165,560
	SUMITOMO BKG	1/12/2015	1.9000%	**	203,739
	SUMITOMO BKG	7/19/2016	1.4500%	**	354,055
	TORONTO DOMINI	7/14/2014	1.3750%	**	445,500
	TORONTO DOM	4/30/2018	1.4000%	**	331,458
	TORONTO DOMINI	9/9/2016	1.5000%	**	254,209
	TOTAL CAP CDA	1/28/2014	1.6250%	**	171,321
	TOTAL CAP INTL	6/28/2017	1.5500%	**	169,992
	TOTAL CAP INTL	1/25/2016	0.7500%	**	220,284
	TOYOTA MOT CRD	11/17/2014	1.2500%	**	272,656
	TRANS CAD PIPE	6/30/2016	0.9269%	**	353,307
	TRANSCAPIT	3/5/2014	5.6700%	**	333,310
	USAA CAPITAL	9/30/2014	1.0500%	**	206,466
	UNION BK NA	6/6/2016	3.0000%	**	366,707
	UST NOTES	12/15/2016	0.6250%	**	4,950,870
	USTN	9/30/2016	1.0000%	**	14,955,565
	USTN	11/30/2016	0.8750%	**	6,525,313
	USTN	1/15/2015	0.2500%	**	17,064
	USTN	7/15/2015	0.2500%	**	27,680,932
	UST NOTES	10/31/2015	0.2500%	**	50,204,673
	VERIZON COM	3/28/2014	1.9500%	**	262,265
	VODAFONE GROUP PLC	2/19/2016	0.9000%	**	251,700
	VW INTL FIN NV	3/22/2015	1.6250%	**	172,678
	VOLKSWAGEN	11/20/2015	1.1500%	**	403,770
	VOLKSWAGEN	11/18/2016	1.1250%	**	998,682
	WBCMT 2007-C30 XP CSTR	12/15/2043	0.4727%	**	4,733

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	WAL MART STORES	4/15/2016	2.8000%	**	273,838
	WELLS FARGO MTN	4/15/2015	3.6250%	**	195,936
	WELLS FARGO & CO	2/13/2015	1.2500%	**	830,699
	WELLS FARGO BK	7/20/2015	0.7500%	**	337,072
	WESTPAC BANKING	9/25/2015	1.1250%	**	340,652
	WPACBKG	1/12/2016	0.9500%	**	353,147
	Total Fixed Income Securities				165,494,740

	WRAPPER CONTRACTS:
*	Monumental Life Ins. Co. ACT/MDA00794TR	evergreen	0.95% contract	**	19,779
*	State Street Bank and Trust Company, ACT/107035	evergreen	0.95% contract	**	17,976
	Total Wrapper Contracts				37,755

	Total Synthetic Guaranteed Investment Contracts				165,532,495

	MUTUAL FUNDS:
*	Spartan Ext Mkt Index		461,477 shares	**	24,652,086
*	Spartan Int'l Index		109,779 shares	**	4,464,702
*	Fidelity Contrafund K		1,154,835 shares	**	110,945,038
*	Fidelity Growth Co K		1,371,132 shares	**	164,138,238
*	Spartan US Bond Idx Is		3,595,443 shares	**	40,844,232
*	Spartan 500 Index Inst.		556,420 shares	**	36,439,963
	ING Small Cap Opps		431,636 shares	**	25,790,248
	MFS Institutional International Equity Fund		2,487,561 shares	**	55,796,003
	JP Morgan Equity Income Select Fund		5,027,971 shares	**	65,615,026
	Total Mutual Funds				528,685,536

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle 2000 Commingled Pool		338,076 units	**	4,002,814
*	Pyramis Index Lifecycle 2005 Commingled Pool		108,777 units	**	1,334,690
*	Pyramis Index Lifecycle 2010 Commingled Pool		361,412 units	**	4,658,607
*	Pyramis Index Lifecycle 2015 Commingled Pool		1,659,916 units	**	21,213,731
*	Pyramis Index Lifecycle 2020 Commingled Pool		2,417,120 units	**	30,189,823
*	Pyramis Index Lifecycle 2025 Commingled Pool		2,556,811 units	**	33,059,564
*	Pyramis Index Lifecycle 2030 Commingled Pool		2,483,044 units	**	30,913,894
*	Pyramis Index Lifecycle 2035 Commingled Pool		1,759,572 units	**	22,452,140
*	Pyramis Index Lifecycle 2040 Commingled Pool		1,444,775 units	**	18,261,951
*	Pyramis Index Lifecycle 2045 Commingled Pool		1,188,253 units	**	15,114,580
*	Pyramis Index Lifecycle 2050 Commingled Pool		744,578 units	**	9,404,021
*	Pyramis Index Lifecycle 2055 Commingled Pool		162,643 units	**	2,111,111
	Total Common Collective Trusts				192,716,926

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

*	Ryder System, Inc. common stock		1,386,693 shares	**	102,310,211
	Total investments per net assets available for plan benefits				992,921,568

*	Notes receivable from participants	maturing thru 2029	3.25% - 9.5%		32,084,934
	Investments at Fair Value				$1,025,006,502

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC.
401(k) SAVINGS PLAN

Date June 4, 2014	By: /s/ Boon S. Ooi
Boon S. Ooi
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm - PricewaterhouseCoopers LLP